

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Khurram P. Sheikh
Chief Executive Officer
KINS Technology Group Inc.
Four Palo Alto Square, Suite 200
3000 El Camino Real
Palo Alto, CA 94306

> **Re: KINS Technology Group Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 14, 2020**
> **CIK No. 0001820875**

Dear Mr. Sheikh:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 14, 2020

Our certificate of incorporation will require . . ., page 73

1. We note your disclosure that the exclusive forum provision in your certificate of incorporation will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Please revise your disclosure to state that investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. Your certificate of incorporation, filed as Exhibit 3.1, does not reference either Act. If the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum

provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Jean Yu, Assistant Chief Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Gregg A.Noel, Esq.